SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Super Micro Computer, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

86800U104
(CUSIP Number)
Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of  20 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86800U104	SCHEDULE 13D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Value Equity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

(1) In its capacity as the direct owner of 3,469,505 shares of common stock of the Issuer.

CUSIP No. 86800U104	SCHEDULE 13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Value Equity Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the general partner of Oaktree Value Equity Fund, L.P.

CUSIP No. 86800U104	SCHEDULE 13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Value Equity Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Value Equity Fund GP, L.P.

CUSIP No. 86800U104	SCHEDULE 13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole director of Oaktree Value Equity Fund GP Ltd.

CUSIP No. 86800U104	SCHEDULE 13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 86800U104	SCHEDULE 13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. 86800U104	SCHEDULE 13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole shareholder of Oaktree Value Equity Fund GP Ltd.

CUSIP No. 86800U104	SCHEDULE 13D	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 86800U104	SCHEDULE 13D	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 86800U104	SCHEDULE 13D	Page 11 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 86800U104	SCHEDULE 13D	Page 12 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 86800U104	SCHEDULE 13D	Page 13 of 20 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 86800U104	SCHEDULE 13D	Page 14 of 20 Pages

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON HC

(1) Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 86800U104	SCHEDULE 13D	Page 15 of 20 Pages

1	NAME OF REPORTING PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,469,505 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,469,505 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,469,505 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON HC

(1) Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 86800U104	SCHEDULE 13D	Page 16 of 20 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Super Micro Computer, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 980 Rock Avenue, San Jose, CA 95131.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)	This Schedule 13D is filed by:
(i) Oaktree Value Equity Fund, L.P., a Cayman Islands exempted limited partnership (“VEF”), in its capacity as the direct owner of 2,667,482 shares of Common Stock;
(ii) Oaktree Value Equity Fund GP, L.P., a Cayman Islands exempted limited partnership (“VEF GP”), in its capacity as the general partner of VEF;
(iii) Oaktree Value Equity Fund GP Ltd., a Cayman Islands exempted company (“VEF Ltd.”), in its capacity as the general partner of VEF GP;
(iv) Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the sole director of VEF Ltd.;
(v) Oaktree Capital Management GP, LLC, a Delaware limited liability company (“Management GP”), in its capacity as the general partner of Management;
(vi) Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas”), in its capacity as the sole managing member of Management GP;
(vii) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as sole shareholder of VEF Ltd.;
(viii) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;
(ix) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;
(x) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;
(xi) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;
(xii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH”), in its capacity as the indirect owner of the class B units of each of OCG and Atlas;
(xiii) Brookfield Asset Management Inc., a Canadian corporation (“BAM”), in its capacity as the indirect owner of the class A units of each of OCG and Atlas; and
(xiv) Partners Limited, a Canadian corporation (“Partners”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

The foregoing persons are hereinafter sometimes each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 86800U104	SCHEDULE 13D	Page 17 of 20 Pages

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

Set forth in the attached Schedule A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively the “Covered Persons”), and is incorporated by reference into this Item 2. Except as set forth in Schedule A, each of the Covered Persons that is a natural person is a United States citizen.

Except as set forth in Schedule A, the address of the business office of each of the Reporting Persons and Covered Persons is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)	During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A total of approximately $65,343,458 was paid to acquire the Common Stock reported herein. The funds for the purchase of the shares of Common Stock reported herein were derived from the working capital of VEF.

Item 4.	PURPOSE OF TRANSACTION

VEF acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business because the Reporting Persons believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons may, from time to time, engage in discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners, acquirers or competitors, investment professionals, financing sources and other third parties regarding the foregoing and a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, management, organizational documents, ownership, capital or corporate structure, dividend policy, corporate governance, Board composition, management and Board compensation and incentive programs and strategic alternatives and transactions in which the Reporting Persons may participate or engage, as a means of enhancing shareholder value.

CUSIP No. 86800U104	SCHEDULE 13D	Page 18 of 20 Pages

The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may contain customary standstill provisions. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in the public market or in privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon 51,260,228 shares of Common Stock outstanding as of January 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth on Schedule B attached hereto, there have been no transactions in the shares of Common Stock during the sixty (60) days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	No person other than the Reporting Persons is known to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by VEF.

(e)	Not applicable.

CUSIP No. 86800U104	SCHEDULE 13D	Page 19 of 20 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit A hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Agreement, dated March 19, 2020.

CUSIP No. 86800U104	SCHEDULE 13D	Page 20 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 19, 2020

OAKTREE VALUE EQUITY FUND, L.P.

By:	Oaktree Value Equity Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE VALUE EQUITY FUND GP, L.P.

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE VALUE EQUITY FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

BROOKLFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Lisa Chu
Name:	Lisa Chu
Title:	Treasurer

SCHEDULE A

Covered Persons

The following sets forth the name and principal occupation of each Covered Person. To the best of each Reporting Person’s knowledge, none of the Covered Persons beneficially own any shares of Common Stock or is party to any contract or agreement that would require disclosure in this Schedule 13D.

Oaktree Value Equity Fund, L.P.

The general partner of Oaktree Value Equity Fund, L.P. is Oaktree Value Equity Fund GP, L.P.

Oaktree Value Equity Fund GP, L.P.

The general partner of Oaktree Value Equity Fund GP, L.P. is Oaktree Value Equity Fund, GP Ltd.

Oaktree Value Equity Fund GP Ltd.

The sole director of Oaktree Value Equity Fund GP Ltd. is Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Capital Management GP, LLC.

Oaktree Capital Management GP, LLC

The general partner of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC.

Atlas OCM Holdings, LLC

The name and principal occupation of each of the directors and executive officers of Atlas OCM Holdings, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

OCM Holdings, LLC

The managing member of OCM Holdings, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Brookfield Asset Management Inc.

The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Former President and Chief Executive Officer of General Electric Co.	U.S.A. and Canada

Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Former Chair, President and Chief Executive Officer of WellPoint Inc.	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

Brian W. Kingston, Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Chairman of Acerinox, S.A., Corporate Director and Former Chief Executive Officer of Endesa, S.A.	Spain

Timothy Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Director of Partners Limited and Brookfield Partners Foundation	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics and senior advisor to Brookfield in Europe	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Seek Ngee Huat, Director	501 Orchard Road, #08 – 01 Wheelock Place, Singapore 238880	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Sachin G. Shah, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Former Vice Chair, Solera Capital LLC	U.S.A. and Canada

Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada

Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.	U.S.A

Nicholas Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	United Kingdom

Craig Noble, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Alternative Investments of Brookfield	Canada

Partners Limited

The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager of Brookfield	Canada

SCHEDULE B

Transactions in the Common Stock of the Issuer During the Last 60 Days

The following table sets forth all transactions in the shares of Common Stock effected in the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
02/28/2020	50,000	24.90	24.81 – 24.95
03/06/2020	20,118	24.86	24.71 – 24.98
03/09/2020	197,364	23.28	22.78 – 23.49
03/10/2020	170,836	23.80	23.79 – 23.80
03/11/2020	151,679	23.92	23.69 – 24.08
03/12/2020	321,044	22.52	21.92 – 22.79
03/13/2020	143,364	22.24	22.06 – 22.34
03/16/2020	15,100	20.29